July 3, 2012

JEFFREY R. VETTER		EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Brian Cascio, Accounting Branch Chief

Re:	Cepheid
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 15, 2012
Form 8-K dated April 19, 2012
Filed April 19, 2012
File No. 000-30755

Dear Mr. Cascio:

On behalf of Cepheid (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 27, 2012 (the “Letter”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011, filed with the Commission on February 15, 2012, and the Company’s Form 8-K dated April 19, 2012, filed with the Commission on April 19, 2012. For your convenience, we have set forth below the Staff’s comment in italicized text. The Company’s response to the Staff’s comment follows immediately after the text of the comment.

Form 8-K dated April 19, 2012

Exhibit 99.01

1.	Under “Business Outlook,” you disclose a range of forecasted non-GAAP net income per share for the full fiscal year. Please tell us why you did not provide a reconciliation of the non-GAAP measure to the most directly comparable GAAP measure, as required by Item 10(e)(1)(i)(B) of Regulation S-K. Also, as you refer to the measure as “non-GAAP,” describe to us how the measure has been adjusted from your GAAP expectations for the year. Refer also to Compliance and Disclosure Interpretation 105.6 related to Non-GAAP Financial Measures.

The Company notes the Staff’s comment and, as discussed in a telephone conversation between Ms. Lochhead of the Staff and Michael Brown of the Company’s outside legal counsel, advises the Staff that in lieu of putting the reconciliation in narrative form, as done previously, in future press releases that disclose forecasted non-GAAP measures, the Company will include a tabular reconciliation of any non-GAAP measures to the most directly comparable GAAP measure, as required by Item 10(e)(1)(i)(B) of

United States Securities and Exchange Commission

Division of Corporation Finance

July 3, 2012

Regulation S-K. Specifically, in all press releases where the Company discloses non-GAAP net income per share, the Company will include tabular reconciliations of both non-GAAP net income to GAAP net income and non-GAAP net income per share to GAAP net income per share.

* * * * * * *

As requested, in connection with responding to the Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Michael A. Brown, Esq. at (415) 875-2432.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Kristin Lochhead
Martin James
Securities and Exchange Commission

John L. Bishop, Chief Executive Officer and Director

Andrew D. Miller, Executive Vice President, Chief Financial Officer

Cepheid

Douglas N. Cogen

Michael A. Brown

Fenwick & West LLP